[BEAZER HOMES USA, INC. LETTERHEAD]

March 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-4 (File No. 333-216290)

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (File No. 333-216290) of Beazer Homes USA, Inc., a Delaware corporation (“we” or the “Registrant”), which was filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2017, relating to the Registrant’s offer (the “Exchange Offer”) to exchange $500,000,000 aggregate principal amount of 8.750% Senior Notes due 2022 (the “New Notes”) to be registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 8.750% Senior Notes due 2022 that have not been registered under the Securities Act (the “Old Notes”). We are registering the New Notes to be offered in the Exchange Offer in reliance on the position of the Staff of the SEC (the “Staff”) enunciated in the following letters: Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

We have not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of our information and belief, each person that will participate in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, we will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any note holder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (i) may not rely on the Staff position expressed in the Exxon Capital letter or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. We acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

We acknowledge that any broker-dealer that has entered into any arrangement or understanding with us or an “affiliate,” as defined in Rule 405 under the Securities Act, of us to distribute the New Notes may not participate in the Exchange Offer. We will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

Very truly yours, BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury Executive Vice President, Chief Administrative Officer, General Counsel and Secretary